(Not for Distribution to US newswire Services or for dissemination in the United States)

Evolving Gold Corp Announces Non-Brokered Private Placement of up to $5.12M

June 25, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V: EVG) (OTCBB: EVOGF) (the “Company”) is pleased to announce that it has negotiated, subject to regulatory approval, a private placement of up to 12,800,000 units at a price of $0.40 per Unit, for gross proceeds of up to $5,120,000. Each Unit will consist of one common share of the Company (“Share”) and one half of a share purchase warrant (“Warrant”). Each whole Warrant will entitle the holder thereof to purchase one additional Share (a “Warrant Share”) of the Company at a price of $0.60 per Warrant Share for a two year period from the date of issue (the “Private Placement”).

Finder’s fees are being issued in the amount of up to 10% of the proceeds in cash and up to 7% in finder’s warrants. The finder warrant is exercisable at a price of $0.65 per share exercisable over a two year period from the date of issue.

Shares issued pursuant to this Private Placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold period from the date of closing.

Proceeds from the Private Placement will be used to fund the continued exploration and development of the Company’s Malone project in New Mexico and the Fisher Canyon, Siesta and Alpha Butte projects in Nevada, and for general working capital purposes.

About Evolving Gold Corp.

Evolving Gold Corp. is a gold exploration and development company working in the SW United States, in particular Nevada.

A strong team of experienced, successful geo-scientists and financial professionals positions Evolving for aggressive acquisition and exploration of prospective gold properties.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

“Robert Bick”
Robert Bick
CEO and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

FOR MORE INFORMATION, PLEASE CONTACT:
Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com

Philippe Deserres: pdeserres@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Not For Distribution to U.S. Newswire Services or for Dissemination in The United States

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Webmasters:
Please update Evolving Gold Corp on your site. We are now listed on the TSX-V, symbol EVG.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email. info@evolvinggold.com Web. www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF